Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: May 24, 2023

ONEOK 2023 Annual Meeting of
Shareholders Transcript

Wednesday, May 24, 2023

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT:

In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

PARTICIPANTS IN THE SOLICITATION:

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

2	ONEOK, Inc. May 24, 2023, at 10:00 a.m. Eastern

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward- looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

This transcript has been edited by ONEOK, Inc. It is generally consistent with the original conference call transcript. For a replay of the Annual Meeting of Shareholders Call, please listen to the webcast presentation posted on www.oneok.com under the headings “Investors,” “Events & Presentations”.

3	ONEOK, Inc. May 24, 2023, at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS

Julie H. Edwards – Independent Chair of the Board, ONEOK

Patrick W. Cipolla – Vice Present, Associate General Counsel – Compliance & Ethics and Corporate Secretary, ONEOK

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Transcript

Julie H. Edwards – Independent Chair of the Board, ONEOK

Good morning ladies and gentlemen and welcome. I am Julie Edwards, Board Chair of ONEOK, Inc., and it is my pleasure to welcome you to the ONEOK 2023 Annual Meeting of Shareholders and we greatly value your participation.

I call this meeting to order.

By holding our annual meeting virtually, our shareholders are able to join us from anywhere, enabling increased attendance and participation, providing a cost savings to our company while contributing to our sustainability efforts by reducing environmental impact.

We will continue to evaluate our annual meeting format in an effort to maximize shareholder access and participation.

It is our intent to conduct today’s meeting according to the Agenda and Rules and Procedures posted on the virtual meeting website. Please note that following adjournment of the formal meeting, there will be an opportunity for you to submit questions online via the meeting site.

The polls will open for voting after all the proposals have been presented.

I remind you that statements made during our Annual Meeting that include ONEOK expectations or predictions should be considered forward-looking statements and are covered by the safe harbor provision of the Securities Act of 1933 and the Securities and Exchange Act of 1934.

Actual results could differ materially from those projected in any forward-looking statements. For a discussion of factors that could cause actual results to differ, please refer to our SEC filings.

Before proceeding to the business of the meeting, let me introduce your board:

Brian Derksen, retired Deputy Chief Executive Officer of Deloitte US, Dallas, Texas;

Mark Helderman, retired Managing Director and Co-Portfolio Manager of Sasco Capital Inc., Westlake, Ohio;

4	ONEOK, Inc. May 24, 2023, at 10:00 a.m. Eastern

Randy Larson, retired Chief Executive Officer of TransMontaigne Partners L.P., Tucson, Arizona;

Steve Malcolm, retired Chairman of the Board, President and Chief Executive Officer of The Williams Companies, Inc., Tulsa, Oklahoma;

Jim Mogg, retired Chairman of the Board of DCP Midstream GP, LLC, Hydro, Oklahoma;

Pattye Moore, retired Chairman of the Board of Red Robin Gourmet Burgers and former president, Sonic Corporation, Broken Arrow, Oklahoma;

Pierce Norton, President and Chief Executive Officer, ONEOK, Inc.;

Eddie Rodriguez, President, Strategic Communications Consulting Group, El Paso, Texas; and

Gerald Smith, Chairman and Chief Executive Officer of Smith Graham & Co, Houston, Texas.

On behalf of all of ONEOK Shareholders, I thank you for your service on the Board. Patrick Cipolla, Vice President, Associate General Counsel – Compliance & Ethics and Corporate Secretary of ONEOK, Inc., will serve as secretary for this meeting.

Daniel Loeffler, Vice President, Relationship Manager of EQ U.S. Shareowner Services, our independent stock transfer agent, has been appointed as inspector of election for this meeting.

Patrick W. Cipolla – VP, Associate General Counsel – Compliance & Ethics and Corporate Secretary, ONEOK

Thank you Madame Chair. Notice of this meeting, accompanied by a proxy statement covering the matters to be acted upon at this meeting, a proxy card and the Company’s 2022 Annual Report were first mailed on April 5, 2023, to each shareholder of record as of March 27, 2023.

A list of shareholders entitled to notice of, and to vote at, this meeting has been available for viewing at corporate headquarters for the past 10 days and is available for viewing by appointment.

At the record date, 447,439,752 shares of ONEOK common stock were issued and outstanding. We are informed by the Inspector of Election that the count of shares immediately prior to this meeting shows that a majority of the shares of ONEOK common stock outstanding at the record date are represented at this meeting in person or by proxy.

Madame Chair, a quorum is, therefore, present.

Julie H. Edwards – Independent Chair of the Board, ONEOK

Thank you Mr. Cipolla. I hereby declare a quorum is present and that this meeting is duly convened for the purpose of conducting such business as may properly come before it.

On behalf of the Board of Directors of ONEOK, I express my appreciation to all shareholders participating today and all shareholders who returned their proxies.

At today’s meeting we are asking our shareholders to vote on the following five proposals.

Proposal No. 1 is the annual election of 10 directors to serve for a one-year term expiring at the Company’s annual meeting of shareholders in 2024.

5	ONEOK, Inc. May 24, 2023, at 10:00 a.m. Eastern

The nominees for the 10 director seats, as set forth in the proxy statement for this meeting, are:

Brian L. Derksen

Julie H. Edwards

Mark W. Helderman

Randall J. Larson

Steven J. Malcolm

Jim W. Mogg

Pattye L. Moore

Pierce H. Norton

Eduardo A. Rodriguez

Gerald B. Smith

Proposal No. 2 is the ratification of the selection of PricewaterhouseCoopers LLP as the independent, registered public accounting firm for ONEOK, Inc. for the year ending December 31, 2023.

Proposal No. 3 is the amendment and restatement of our Employee Stock Purchase Plan to authorize an additional 1,500,000 shares of our common stock for issuance under such plan.

Proposal No. 4 is the annual advisory vote on the compensation paid to the named executive officers as described in the Proxy Statement for today’s meeting.

Proposal No. 5 is an advisory vote on the frequency of the advisory vote on executive compensation.

I now move for shareholder approval of these five Proposals. The polls are now open.

I would like to point out that those of you who have previously returned proxies have authorized the persons named in the proxy to vote your shares as instructed on all proposals coming before the meeting, and you do not need to take any further action.

If any shareholder has not submitted a proxy or wishes to revoke a previously voted proxy and recast their vote, you may do so by clicking on the voting button on the meeting website and follow the instructions.

We will pause briefly to allow you to do so. While we are paused you will hear silence on the line and then we will continue.

Okay. That seems like a long time. We’re still here. Thank you for those who voted. Since all shareholders have now had the opportunity to vote, I declare the polls closed. The Inspector of Election will now count the votes. While he is doing so, our CEO, Pierce Norton, will address the meeting.

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Thank you, Madam Chair, and good morning, and thank you for your investment in our company.

Today, I will speak to you about the highlights of 2022 and make a few brief comments on our recently announced agreement to acquire Magellan Midstream Partners.

A review of 2022 results were included in the Proxy Statement and the ONEOK Annual Report, which were distributed to investors in advance of today’s meeting. These include detailed information on ONEOK’s 2022 financial and operational performance, and I encourage you to review them if you have not already done so.

2022 was a year of strong results, thanks to the dedication of our employees and resiliency of our assets, which delivered another year of consecutive earnings growth for our shareholders, our ninth consecutive year of adjusted EBITDA growth.

6	ONEOK, Inc. May 24, 2023, at 10:00 a.m. Eastern

Just as important to our business performance, if not more, 2022 marked ONEOK’s best recorded safety year in the company’s history, related to minor and serious injuries.

As it relates to returning value to investors, ONEOK maintained its quarterly dividend in 2022 and increased it by 2% in January 2023. We’ve provided investors with more than 25 years of dividend stability and growth, not cutting our dividend during the COVID-challenged years. This underlines our commitment and the confidence to create exceptional value for our shareholders.

Our strong return on invested capital is a source of pride for ONEOK and is a key metric for evaluating our performance. Our nearly 15% ROIC in 2022 highlights the scrutiny that we place on investments, the efficiency of our capital and the high quality of our project’s earnings.

We met our 2022 financial guidance expectations despite weather-related events and the impact of an operational incident at our Medford fractionation facility.

In early January of this year, we settled the insurance claims related to the Medford incident that occurred in July 2022. Due to market demand and a more favorable completion schedule, we announced plans to construct a new NGL fractionation facility, MB-6, in Mont Belvieu, Texas, replacing the Medford facility.

As we shift to 2023, higher natural gas processing and NGL volumes and strong fee-based earnings are expected to contribute to higher earnings in 2023, as we continue to focus on both growing our core business and innovating for future opportunities.

There are key differentiators of ONEOK’s business that have proven critical to our past success and offer us confidence in the future. These differentiators provide stability, resiliency and unique opportunities for growth.

First, our solid and growing base business, which features strategically positioned assets in some of the most productive U.S. shale basins connected with some of the largest and most well-capitalized producers in the U.S., who provide stable and growing supply to our systems.

We saw strong full-year natural gas gathering and NGL volumes on our system in 2022, despite several weather events during the year. NGL volumes were particularly strong in the Williston Basin, increasing 12% year-over-year, due to higher activity levels and increased opportunities to recover ethane from the region.

We also saw a solid return on activity in the Mid-Continent region, driving higher natural processing volumes on our system.

We’ll continue to see the benefits of this producer activity with crude prices well above break-even economics and continued strong demand for U.S. energy that support a constructive outlook for 2023 in our base businesses in the Williston Basin, Mid-Continent and the Permian Basin.

Second, our strong balance sheet and investment-grade credit ratings, which provides significant financial flexibility. Recently, Moody’s Investors Service upgraded our credit rating to Baa2 highlighting our improved leverage metrics.

Third, our proven track record of intentional and disciplined growth. We continue to benefit from significant operating leverage across our systems, enabling us to continue focusing on lower capital, high-return projects and investments to support producer growth across our operations. The successful completion of our Demicks Lake III natural gas processing plant and MB-5 fractionator projects provide additional system capacity and resiliency, and are examples of our continued focus on organic growth aligned with our customers’ needs.

7	ONEOK, Inc. May 24, 2023, at 10:00 a.m. Eastern

Another example of a potential new growth project is our December 2022 announcement of our application for a Presidential Permit with the Federal Energy Regulatory Commission to construct and operate facilities for the exportation of natural gas at a new international border-crossing at the U.S. and Mexico border in Texas. These proposed border facilities would connect upstream with a potential intrastate pipeline, the Saguaro Connector Pipeline, which would be designed to transport natural gas from ONEOK’s existing WesTex intrastate natural gas pipeline system in the Permian Basin in West Texas to a new border crossing. It would then connect with a new pipeline under development in Mexico for delivery to an export facility on the West Coast of Mexico. Final investment decision on the Saguaro Connector Pipeline is expected in mid-2023.

Through the efforts of our workforce and the resiliency of our assets, we have provided exceptional value for our stakeholders and have positioned ONEOK to continue delivering growth in 2023 and opportunities for continued growth in the future including from the world’s energy transformation.

It’s clear ONEOK is investing in the future—from innovative emissions monitoring tech with Orbital Sidekick to an energy tech startup hub in America’s Heartland. We certainly have a mind toward the future of energy transformation, but we will continue to look at the opportunities that complement our core businesses where we can bring unique perspectives and expertise to the table.

For example: We have a venture capital fund actively researching and investing in future opportunities. We participate with innovative leaders and peers in an early-stage capital fund. We are participating in a DOE-funded project in our northern region focused on hydrogen hubs. Orbital Sidekick was our initial direct venture investment driven through collaboration with ONEOK’s Operations team. This relatively small investment may allow ONEOK to potentially improve safety and emissions.

So we’re also taking an intentional and disciplined approach to our future-focused investments and really look for three key things.

First, how is the new technology applicable to ONEOK and our business. Second, how might the technology be applicable to others and third, does the team have the right partnership mindset that allows us to effectively work together. Throughout all of these, we look for the art of the possible.

And lastly, I mentioned in my opening, we announced last week that we have executed a definitive merger agreement under which ONEOK will acquire all outstanding units of Magellan Midstream Partners in a cash-and-stock transaction. The transaction is expected to close in the third quarter of 2023, subject to customary closing conditions, including the approvals of both ONEOK shareholders and Magellan unitholders, as well as standard regulatory clearances.

ONEOK, a member of the S&P 500, has a long history and track record of being at the forefront of transformational transactions.

This marks the fifth transformative transaction in the past 20 years. Each of these transactions were contemplated from the standpoint of creating opportunities for future earnings growth.

Combining the assets from Magellan will introduce two additional platforms, refined products and crude oil transportation, further diversifying our business mix, fee-based earnings and generating significant incremental free cash flow.

With this combination, we’ll be operating nearly 50,000 miles of pipeline assets primarily in the central U.S, of which there are 25,000 miles of liquids-oriented pipelines. We see value and significant potential for enhanced customer product offerings and export opportunities. Given ONEOK’s and Magellan’s assets and operational expertise, we have forecasted significant corporate and commercial synergies that can be achieved within the next two to four years.

8	ONEOK, Inc. May 24, 2023, at 10:00 a.m. Eastern

For example, ONEOK has a long history of having a strategic commercial mindset where we are always challenging ourselves to create new markets and additional capacity to move various NGL products on our pipelines throughout our vast networks adding value to our customers and ultimately to our investors.

This is expected to also present further opportunities in our core businesses as well as enhance our ability to participate in the ongoing energy transformation with an increased presence in sustainable fuels and hydrogen corridors.

We are excited about the future of our combined companies and we look forward to welcoming Magellan’s well-respected employees to ONEOK.

The employees at both companies take pride as leading midstream operators focused on safety, reliability and environmental performance. We’re proud of the culture that we have built and will further develop in these key areas.

Again, thanks to you, our investors, for your investment and your confidence as you continue to participate in ONEOK’s future. Madam Chair, that concludes my remarks.

Julie Edwards – Independent Chair of the Board, ONEOK

Thank you, Pierce. Mr. Cipolla, will you please report on the results of the voting?

Pat Cipolla – VP, Associate General Counsel – Compliance & Ethics and Corporate Secretary, ONEOK

Madame Chair, we have been provided the preliminary report of the Inspector of Election as follows:

Each of the 10 director nominees has been elected to the Board of Directors; Proposals 2, 3 and 4 have been approved by the required vote of the ONEOK shareholders; and Proposal 5 has been approved for an advisory vote on executive compensation every year.

Julie Edwards – Independent Chair of the Board, ONEOK

Thank you, Mr. Cipolla.

Because no one has submitted any additional business for this meeting in accordance with the provisions of our By-laws, there is no other business to come before this meeting.

I once again express my sincere appreciation to the shareholders who attended this meeting and to those who submitted their proxies prior to the meeting.

I declare this Annual Meeting of Shareholders concluded.

We are now ready for any shareholder questions that have been submitted for this meeting.

QUESTIONS AND ANSWERS

Julie Edwards – Independent Chair of the Board, ONEOK

Seeing that there have actually been none, and no more questions are coming in. That concludes the Q&A session. Thank you again for attending and for your investment in ONEOK. Operator, you may disconnect.

9	ONEOK, Inc. May 24, 2023, at 10:00 a.m. Eastern